UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at March 31, 2024 and December 31, 2023 and for the
three months ended March 31, 2024 and 2023

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4	$3,148	$3,252
Financial assets	5	1,276	1,139
Accounts and other receivable, net	6	5,899	5,558
Inventory, net	7	3,479	3,665
Other assets	9	1,325	1,271
		15,127	14,885
Non-Current Assets
Financial assets	5	11,862	12,037
Accounts and other receivable, net	6	1,016	1,005
Other assets	9	383	385
Property, plant and equipment	10	15,406	15,724
Deferred income tax assets		1,216	1,220
Intangible assets	11	20,302	20,846
Equity accounted investments	13	2,143	2,154
Goodwill	12	13,960	14,129
		$81,415	$82,385
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$11,247	$11,598
Non-recourse borrowings in subsidiaries of the partnership	16	2,551	2,757
		13,798	14,355
Non-Current Liabilities
Accounts payable and other	14	6,799	6,780
Corporate borrowings	16	1,870	1,440
Non-recourse borrowings in subsidiaries of the partnership	16	37,462	38,052
Deferred income tax liabilities		3,086	3,226
		$63,015	$63,853
Equity
Limited partners	19	$1,887	$1,909
Non-controlling interests attributable to:
Redemption-exchange units	19	1,771	1,792
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,853	1,875
Preferred securities	19	740	740
Interest of others in operating subsidiaries		12,149	12,216
		18,400	18,532
		$81,415	$82,385
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2024	2023
Revenues	22	$12,015	$13,758
Direct operating costs	21	(10,878)	(12,466)
General and administrative expenses		(317)	(401)
Interest income (expense), net		(796)	(865)
Equity accounted income (loss)	13	23	25
Impairment reversal (expense), net	10, 12	10	—
Gain (loss) on acquisitions/dispositions, net	8	15	81
Other income (expense), net		116	129
Income (loss) before income tax		188	261
Income tax (expense) recovery
Current		(90)	(126)
Deferred		105	68
Net income (loss)		$203	$203
Attributable to:
Limited partners	19	$17	$25
Non-controlling interests attributable to:
Redemption-exchange units	19	15	24
Special limited partner	19	—	—
BBUC exchangeable shares	19	16	25
Preferred securities	19	13	22
Interest of others in operating subsidiaries		142	107
		$203	$203
Basic and diluted earnings (loss) per limited partner unit	19	$0.23	$0.34
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2024	2023
Net income (loss)		$203	$203
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(9)	66
Insurance finance reserve		5	4
Foreign currency translation		(354)	96
Net investment and cash flow hedges	4	175	(131)
Equity accounted investments	13	(3)	—
Taxes on the above items		(19)	7
Reclassification to profit or loss		(57)	(13)
		(262)	29
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		(2)	—
Fair value through other comprehensive income		7	54
Taxes on the above item		(2)	(2)
		3	52
Total other comprehensive income (loss)		(259)	81
Comprehensive income (loss)		$(56)	$284
Attributable to:
Limited partners		$(17)	$32
Non-controlling interests attributable to:
Redemption-exchange units		(16)	31
Special limited partner		—	—
BBUC exchangeable shares		(17)	32
Preferred securities		13	22
Interest of others in operating subsidiaries		(19)	167
		$(56)	$284
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2024	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
Net income (loss)	—	17	—	—	17	15	—	16	13	142	203
Other comprehensive income (loss)	—	—	—	(34)	(34)	(31)	—	(33)	—	(161)	(259)
Total comprehensive income (loss)	—	17	—	(34)	(17)	(16)	—	(17)	13	(19)	(56)
Contributions	—	—	—	—	—	—	—	—	—	53	53
Distributions and capital paid (2)	—	(5)	—	—	(5)	(4)	—	(5)	(13)	(101)	(128)
Ownership changes and other	—	—	—	—	—	(1)	—	—	—	—	(1)
Balance as at March 31, 2024	$2,109	$561	$(619)	$(164)	$1,887	$1,771	$—	$1,853	$740	$12,149	$18,400
Balance as at January 1, 2023	2,114	97	(660)	(143)	1,408	1,318	—	1,378	1,490	12,835	18,429
Net income (loss)	—	25	—	—	25	24	—	25	22	107	203
Other comprehensive income (loss)	—	—	—	7	7	7	—	7	—	60	81
Total comprehensive income (loss)	—	25	—	7	32	31	—	32	22	167	284
Contributions	—	—	—	—	—	—	—	—	—	245	245
Distributions and capital paid (2)	—	(5)	—	—	(5)	(4)	—	(5)	(22)	(251)	(287)
Ownership changes (3)	—	(11)	40	—	29	22	—	26	—	69	146
Balance as at March 31, 2023	$2,114	$106	$(620)	$(136)	$1,464	$1,367	$—	$1,431	$1,490	$13,065	$18,817
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2024	2023
Operating Activities
Net income (loss)		$203	$203
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	37	(1)
Impairment expense (reversal), net		(10)	—
Depreciation and amortization expense	21	808	900
Gain on acquisitions/dispositions, net	8	(15)	(81)
Provisions and other items		(216)	(313)
Deferred income tax expense (recovery)		(105)	(68)
Changes in non-cash working capital, net	24	(358)	(487)
Cash from (used in) operating activities		344	153
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		2,512	2,941
Repayment of non-recourse subsidiary borrowings of the partnership		(2,589)	(2,350)
Proceeds from corporate borrowings		495	45
Repayment of corporate borrowings		(65)	(115)
Proceeds from other financing		119	17
Repayment of other financing		(41)	(39)
Proceeds from (repayment of) other credit facilities, net		21	(79)
Lease liability repayment		(84)	(96)
Capital provided by others who have interests in operating subsidiaries	19	25	221
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(14)	(14)
Distributions to preferred securities holders	19	(13)	(26)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(165)	(356)
Cash from (used in) financing activities		201	149
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(35)	(458)
Property, plant and equipment and intangible assets		(611)	(451)
Equity accounted investments		(9)	(5)
Financial assets and other		(715)	(627)
Dispositions
Subsidiaries, net of cash disposed	8	37	345
Property, plant and equipment and intangible assets		9	15
Financial assets and other		813	951
Net settlement of derivative assets and liabilities		6	(22)
Restricted cash and deposits		(76)	101
Cash from (used in) investing activities		(581)	(151)
Cash and cash equivalents
Change during the period		(36)	151
Impact of foreign exchange		(68)	24
Balance, beginning of year		3,252	2,870
Balance, end of period		$3,148	$3,045
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023

NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (or together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is the managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations such as a residential mortgage insurer, healthcare services, a construction operation and a dealer software and technology services operation. The partnership’s industrials operations includes an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s infrastructure services operations includes offshore oil services, modular building leasing services, work access services, and a lottery services operation. The partnership’s operations are primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023, except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited (the “General Partner”), on behalf of the partnership, and authorized for issue on May 6, 2024.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2023. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
of determining critical accounting estimates and judgments relative to those described in the annual consolidated financial statements as at and for the year ended December 31, 2023.
(ii)Global minimum top-up tax
The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the quarter ended March 31, 2024. The Canadian legislation is not yet substantively enacted and if enacted in its current form, will be effective from January 1, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
(b)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
(c)Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of their estimated fair values at the date of acquisition.
(a)Acquisitions completed in the three months ended March 31, 2024
There were no significant acquisitions during the three months ended March 31, 2024.
(b)Acquisitions completed in 2023
Infrastructure services
Mobile Mini Solutions (“Mobile Mini”)
On January 31, 2023, the partnership’s modular building leasing services acquired a 100% economic interest in Mobile Mini, a provider of portable storage solutions in the United Kingdom for total consideration of $419 million, funded with debt and equity. The partnership received 100% of the voting rights in Mobile Mini, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $176 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $58 million, property, plant and equipment of $236 million and other net liabilities of $51 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.
The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2024:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,148	$3,148
Accounts and other receivable, net (current and non-current)	—	—	6,915	6,915
Financial assets (current and non-current) (1)	915	4,780	7,443	13,138
Total	$915	$4,780	$17,506	$23,201
Financial liabilities
Accounts payable and other (current and non-current) (1) (2)	$326	$284	$10,744	$11,354
Borrowings (current and non-current)	—	—	41,883	41,883
Total	$326	$284	$52,627	$53,237
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(2)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,692 million.
Included in cash and cash equivalents as at March 31, 2024 was $2,101 million of cash (December 31, 2023: $2,062 million) and $1,047 million of cash equivalents (December 31, 2023: $1,190 million).
Included in financial assets (current and non-current) as at March 31, 2024 was $496 million (December 31, 2023: $527 million) of equity instruments and $3,986 million (December 31, 2023: $4,105 million) of debt instruments designated and measured at fair value through other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,252	$3,252
Accounts and other receivable, net (current and non-current)	—	—	6,563	6,563
Financial assets (current and non-current) (1)	964	4,841	7,371	13,176
Total	$964	$4,841	$17,186	$22,991
Financial liabilities
Accounts payable and other (1)(2)	$460	$331	$11,054	$11,845
Borrowings (current and non-current)	—	—	42,249	42,249
Total	$460	$331	$53,303	$54,094
____________________________________
(1)FVOCI and FVTPL include of derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenues, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,533 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2024, a pre-tax net gain of $34 million (March 31, 2023: pre-tax net loss of $74 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2024, there was a derivative asset balance of $15 million (December 31, 2023: $4 million) and a derivative liability balance of $233 million (December 31, 2023: $259 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three months ended March 31, 2024, a pre-tax net gain of $141 million (March 31, 2023: pre-tax net loss of $57 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2024, there was a derivative asset balance of $283 million (December 31, 2023: $205 million) and derivative liability balance of $51 million (December 31, 2023: $72 million) relating to the derivative contracts designated as cash flow hedges.
Fair value hedge
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at March 31, 2024, there was a derivative asset balance of $22 million (December 31, 2023: $10 million) and derivative liability balance of $43 million (December 31, 2023: $31 million) relating to derivative contracts designated as fair value hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $838 million (December 31, 2023: $828 million) of financial assets and $137 million (December 31, 2023: $284 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2024 and December 31, 2023:

	March 31, 2024			December 31, 2023
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$75	$—	$—	$117	$—	$—
Corporate and government bonds	37	3,151	114	25	3,307	85
Derivative assets	4	443	—	6	404	—
Other financial assets (1)	432	715	724	399	719	743
	$548	$4,309	$838	$547	$4,430	$828
Financial liabilities
Derivative liabilities	$13	$460	$1	$7	$500	$1
Other financial liabilities (2)	—	—	136	—	—	283
	$13	$460	$137	$7	$500	$284
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures and non-listed debt instruments.
(2)Includes $108 million (December 31, 2023: $258 million) of contingent consideration payable in relation to the acquisition of subsidiaries.
There were no transfers between levels during the three months ended March 31, 2024.
The following table presents the change in the balance of financial assets classified as Level 3 for the three-month period ended March 31, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Balance at beginning of period	$828	$692
Fair value change recorded in net income	(6)	57
Fair value change recorded in other comprehensive income	1	(6)
Additions	38	150
Dispositions	(19)	(70)
Foreign currency translation and other	(4)	5
Balance at end of period	$838	$828

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
The following table presents the change in the balance of financial liabilities classified as Level 3 for the three-month period ended March 31, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Balance at beginning of period	$284	$589
Fair value change recorded in net income	(123)	(62)
Fair value change recorded in other comprehensive income	2	(21)
Additions	—	25
Dispositions/settlements	(25)	(262)
Foreign currency translation and other	(1)	15
Balance at end of period	$137	$284
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Current
Marketable securities	$502	$498
Restricted cash	257	189
Derivative assets	118	120
Loans and notes receivable	280	243
Other financial assets (1)	119	89
Total current	$1,276	$1,139
Non-current
Marketable securities	$2,559	$2,748
Restricted cash	66	54
Derivative assets	329	290
Loans and notes receivable (2)	6,627	6,702
Other financial assets (1)	2,281	2,243
Total non-current	$11,862	$12,037
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership’s residential mortgage insurer and convertible preferred shares held in the partnership’s audience measurement operation.
(2)Loans and notes receivable includes $5,703 million (December 31, 2023: $5,844 million) of mortgage receivables related to the partnership’s Australian asset manager and lender.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Current, net	$5,899	$5,558
Non-current, net
Accounts receivable	214	202
Retainer on customer contract	74	70
Billing rights	728	733
Total non-current, net	$1,016	$1,005
Total	$6,915	$6,563
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at March 31, 2024 was $145 million (December 31, 2023: $120 million).
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Raw materials and consumables	$999	$1,066
Fuel products (1)	507	596
Work in progress	558	564
RTFO certificates	262	367
Finished goods and other (2)	1,153	1,072
Carrying amount of inventories	$3,479	$3,665
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, inventories of fuel products are recorded at fair value based on quoted market prices.
(2)Finished goods and other primarily comprises finished goods inventory at our advanced energy storage operation and our engineered components manufacturing operation.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the three months ended March 31, 2024
Business services
Real estate services operation
On March 31, 2024, the partnership completed the sale of its general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which the partnership has an equity accounted investment. As consideration, the partnership received limited partnership units in the Bridgemarq public entity, increasing the partnership’s ownership interest from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Offshore oil services
On February 29, 2024, the partnership’s offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
(b)Dispositions completed in the three months ended March 31, 2023
Business services
Residential property management operation
On March 31, 2023, the partnership completed the sale of its residential property management operation, resulting in a gain of $67 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Power delivery business
During February 2023, the nuclear technology services operation, which the partnership sold in November 2023, completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a net pre-tax gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Current
Work in progress (1)	$203	$200
Prepayments and other assets	990	956
Assets held for sale	132	115
Total current	$1,325	$1,271
Non-current
Prepayments and other assets	$383	$385
Total non-current	$383	$385
____________________________________
(1)See Note 15 for additional information.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the three-month period ended March 31, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$22,392	$21,980
Additions (cash and non-cash)	776	3,433
Dispositions	(661)	(3,589)
Acquisitions through business combinations (1)	—	236
Foreign currency translation and other	(370)	332
Balance at end of period	$22,137	$22,392
Accumulated depreciation and impairment
Balance at beginning of period	$(6,668)	$(6,087)
Depreciation/depletion/impairment expense	(414)	(2,049)
Dispositions	289	1,568
Foreign currency translation and other	62	(100)
Balance at end of period	$(6,731)	$(6,668)
Net book value (2)	$15,406	$15,724
____________________________________
(1)See Note 3 for additional information.
(2)Includes right-of-use assets of $1,222 million as at March 31, 2024 (December 31, 2023: $1,296 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the three-month period ended March 31, 2024 and twelve-month period ended December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$25,242	$27,568
Additions	102	588
Acquisitions through business combinations	—	74
Dispositions	(11)	(3,485)
Foreign currency translation	(296)	497
Balance at end of period	$25,037	$25,242
Accumulated amortization and impairment
Balance at beginning of period	$(4,396)	$(3,615)
Amortization and impairment expense	(394)	(1,730)
Dispositions	8	1,038
Foreign currency translation	47	(89)
Balance at end of period	$(4,735)	$(4,396)
Net book value	$20,302	$20,846
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the three-month period ended March 31, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Balance at beginning of period	$14,129	$15,479
Acquisitions through business combinations	33	189
Impairment	—	(605)
Dispositions	(5)	(1,091)
Foreign currency translation	(197)	157
Balance at end of period	$13,960	$14,129
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the three-month period ended March 31, 2024 and twelve-month period ended December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Balance at beginning of period	$2,154	$2,065
Additions	41	464
Dispositions	—	(354)
Share of net income (loss)	23	132
Share of other comprehensive income (loss)	(3)	1
Distributions received	(60)	(172)
Foreign currency translation	(12)	18
Balance at end of period	$2,143	$2,154

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Current
Accounts payable	$4,044	$4,234
Accrued and other liabilities (1) (2)	5,037	5,194
Lease liabilities	249	266
Financial liabilities (3)	335	278
Insurance liabilities	405	433
Work in progress (4)	527	481
Provisions and decommissioning liabilities	633	689
Liabilities associated with assets held for sale	17	23
Total current	$11,247	$11,598
Non-current
Accounts payable	$96	$94
Accrued and other liabilities (2)	1,996	1,692
Lease liabilities	1,043	1,104
Financial liabilities (3)	1,760	1,894
Insurance liabilities	1,444	1,501
Work in progress (4)	12	20
Provisions and decommissioning liabilities	448	475
Total non-current	$6,799	$6,780
____________________________________
(1)Includes bank overdrafts of $532 million as at March 31, 2024 (December 31, 2023: $558 million).
(2)Includes post-employment benefits of $252 million ($7 million current and $245 million non-current) as at March 31, 2024 and $250 million ($7 million current and $243 million non-current) as at December 31, 2023.
(3)Includes financial liabilities of $1,296 million ($59 million current and $1,237 million non-current) as at March 31, 2024 and $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 related to a failed sale and leaseback of hospitals.
(4)See Note 15 for additional information.
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Contract costs incurred to date	$11,915	$13,519
Profit recognized to date (less recognized losses)	60	170
	$11,975	$13,689
Less: progress billings	(12,311)	(13,990)
Contract work in progress (liability)	$(336)	$(301)
Comprising:
Amounts due from customers – work in progress	$203	$200
Amounts due to customers – creditors	(539)	(501)
Net work in progress	$(336)	$(301)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR (until CDOR is replaced with the applicable CORRA rate), BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2028. The balance drawn on the bilateral credit facility as at March 31, 2024 was $1,870 million (December 31, 2023: $1,440 million).
The partnership had $1 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) as at March 31, 2024. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at March 31, 2024, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at March 31, 2024, there were no funds on deposit from Brookfield (December 31, 2023: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings in subsidiaries of the partnership as at March 31, 2024, net of deferred financing costs, premiums and discounts, were $2,551 million and $37,462 million, respectively (December 31, 2023: $2,757 million and $38,052 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, securitization programs, credit facilities and notes and debentures which are subject to fixed or floating interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. The partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at March 31, 2024, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2023: $nil). Refer to Note 16 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at March 31, 2024, the net deposit from Brookfield was $nil (December 31, 2023: $nil) and the partnership incurred interest income (expense) of $nil for the three months ended March 31, 2024 (March 31, 2023: $nil) on these deposits.
Pursuant to the Master Services Agreement, Brookfield Business Partners L.P. and other service recipients (the “Service Recipients”) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers”) equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three months ended March 31, 2024 was $23 million (March 31, 2023: $23 million).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three months ended March 31, 2024 was $nil (March 31, 2023: $nil).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for payments relating to such contracts.
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the three month periods ended March 31, 2024 and 2023:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Transactions during the period
Business services revenues (1)	$36	$58
____________________________________
(1) Within the business services segment, the partnership provides construction services and fuel products to affiliates of Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
Inclusive of those described above, the following table summarizes balances with related parties as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Balances at end of period
Accounts and other receivable, net	$303	$182
Accounts payable and other (1)	357	346
Non-recourse borrowings in subsidiaries of the partnership	122	146
Interest of others in operating subsidiaries	4	4
____________________________________
(1)Includes $252 million related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operation (December 31, 2023: $245 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instrument positions as at March 31, 2024 and December 31, 2023 were as follows:

	March 31, 2024		December 31, 2023
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$35	$(261)	$75	$(291)
Cross currency swaps	34	(82)	12	(58)
Interest rate derivatives	333	(112)	248	(123)
Commodities contracts	45	(19)	75	(36)
Total	$447	$(474)	$410	$(508)
Total current	$118	$(193)	$120	$(139)
Total non-current	$329	$(281)	$290	$(369)
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at March 31, 2024, Brookfield owned approximately 65.5% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 74,281,768 Managing General Partner Units of Holding LP (December 31, 2023: 74,281,767), through which the partnership holds all of its interests in its operating businesses.
For the three months ended March 31, 2024, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $14 million or $0.0625 per Unit (March 31, 2023: $14 million or $0.0625 per Unit). For the three months ended March 31, 2024, the partnership declared distributions on the perpetual preferred equity securities of $13 million (March 31, 2023: $22 million). For the three months ended March 31, 2024, the partnership made distributions to others who have interests in the operating subsidiaries of $101 million (March 31, 2023: $251 million). Distributions to others who have interests in the operating subsidiaries were primarily related to distributions from the partnership’s residential mortgage insurer.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the three-month period ended March 31, 2024:

UNITS	GP Units	LP Units	Total
Authorized and issued
Opening balance	4	74,281,763	74,281,767
Conversion from BBUC exchangeable shares	—	1	1
Issued as at March 31, 2024	4	74,281,764	74,281,768
The weighted average number of LP Units outstanding for the three months ended March 31, 2024 was 74.3 million (March 31, 2023: 74.6 million).
During the three months ended March 31, 2024, the partnership did not repurchase any of its LP Units (March 31, 2023: nil LP Units).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the three months ended March 31, 2024, nil Managing General Partner Units (March 31, 2023: nil) were repurchased and canceled as no LP Units were repurchased.
Net income (loss) attributable to limited partnership unitholders for the three months ended March 31, 2024 was $17 million (March 31, 2023: net income of $25 million).
(b)Redemption-Exchange Units held by Brookfield

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	69,705,497
Issued as at March 31, 2024	69,705,497
The weighted average number of Redemption-Exchange Units outstanding for the three months ended March 31, 2024 was 69.7 million (March 31, 2023: 69.7 million).
As at March 31, 2024, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield (March 31, 2023: 69.7 million). Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32, Financial instruments: presentation (“IAS 32”).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the three-month period ended March 31, 2024:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2024	72,954,450
Converted to LP Units	(1)
Issued as at March 31, 2024	72,954,449
During the three months ended March 31, 2024, 1 BBUC exchangeable share was exchanged into an LP Unit (March 31, 2023: 494).
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable share is exchanged by the holder thereof for an LP Unit. During the three months ended March 31, 2024, 1 Managing General Partner Unit (March 31, 2023: 494) was issued to the partnership in connection with the exchange of 1 BBUC exchangeable share into an LP unit (March 31, 2023: 494).
(d)Special limited partner units held by Brookfield

UNITS	Special limited partner units held by Brookfield
Authorized and issued
Opening balance	4
Issued as at March 31, 2024	4
The weighted average number of special limited partner units outstanding for the three months ended March 31, 2024 was 4 (March 31, 2023: 4).
In its capacity as the holder of the Special LP Units, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units on a fully exchanged basis (assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares) over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
During the three months ended March 31, 2024, the volume-weighted average price was $21.53 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution declared during the period (March 31, 2023: $nil).
(e)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Authorized and issued
Opening balance	$740
Balance as at March 31, 2024	$740
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable entities in accordance with IAS 32 and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of March 31, 2024, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend 7% (December 31, 2023: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the three months ended March 31, 2024 and 2023:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(189)	$5	$54	$(130)
Other comprehensive income (loss)	(43)	(2)	11	(34)
Balance as at March 31, 2024	$(232)	$3	$65	$(164)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	10	13	(16)	7
Ownership changes	(1)	(1)	2	—
Balance as at March 31, 2023	$(238)	$4	$98	$(136)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under a master services agreement with Brookfield. Refer to Note 17.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three months ended March 31, 2024 and 2023.

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Inventory costs	$7,486	$8,391
Subcontractor and consultant costs	672	700
Concession construction materials and labor costs	40	75
Depreciation and amortization expense	808	900
Compensation	976	1,518
Other direct costs	896	882
Total	$10,878	$12,466
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three months ended March 31, 2024:

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$7,023	$546	$3,663	$11,232
Other revenues	439	340	4	783
Total revenues	$7,462	$886	$3,667	$12,015
The tables below summarize the partnership’s segment revenues by type of revenue for the three months ended March 31, 2023:

	Three Months Ended March 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$7,602	$1,662	$3,803	$13,067
Other revenues	336	349	6	691
Total revenues	$7,938	$2,011	$3,809	$13,758

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three months ended March 31, 2024:

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$5,677	$156	$3,607	$9,440
Services transferred over a period of time	1,346	390	56	1,792
Total revenues from contracts with customers	$7,023	$546	$3,663	$11,232
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three months ended March 31, 2023:

	Three Months Ended March 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,235	$574	$3,711	$10,520
Services transferred over a period of time	1,367	1,088	92	2,547
Total revenues from contracts with customers	$7,602	$1,662	$3,803	$13,067
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three months ended March 31, 2024:

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$4,326	$73	$84	$4,483
United States of America	453	190	1,468	2,111
Europe	486	181	929	1,596
Australia	982	40	31	1,053
Canada	273	25	116	414
Brazil	236	18	348	602
Mexico	—	—	319	319
Other	267	19	368	654
Total revenues from contracts with customers	$7,023	$546	$3,663	$11,232
Other revenues	439	340	4	783
Total revenues	$7,462	$886	$3,667	$12,015

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
The tables below summarize the partnership’s segment revenues by geography for the three months ended March 31, 2023:

	Three Months Ended March 31, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$4,375	$137	$89	$4,601
United States of America	561	881	1,595	3,037
Europe	621	419	891	1,931
Australia	1,003	52	32	1,087
Canada	611	35	158	804
Brazil	175	29	412	616
Mexico	—	—	257	257
Other	256	109	369	734
Total revenues from contracts with customers	$7,602	$1,662	$3,803	$13,067
Other revenues	336	349	6	691
Total revenues	$7,938	$2,011	$3,809	$13,758

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023

	Three Months Ended March 31, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,183	$307	$1,034	$—	$3,524	$8,491	$12,015
Direct operating costs (2)	(1,957)	(184)	(793)	(4)	(2,938)	(7,132)	(10,070)
General and administrative expenses	(38)	(19)	(29)	(28)	(114)	(203)	(317)
Gain (loss) on acquisitions / dispositions, net	15	—	—	—	15	—	15
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)	—	—	47	—	47	13	60
Other income (expense), net (4)	49	12	1	—	62	(2)	60
Interest income (expense), net	(71)	(63)	(90)	(37)	(261)	(535)	(796)
Current income tax (expense) recovery	(21)	(1)	(1)	(7)	(30)	(60)	(90)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (5)	8	20	11	—	39	35	74
Adjusted EFO	168	72	180	(89)	331
Depreciation and amortization expense (2)(6)					(253)	(555)	(808)
Impairment reversal (expense), net					5	5	10
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(47)	(13)	(60)
Other income (expense), net (4)					5	51	56
Deferred income tax (expense) recovery					43	62	105
Non-cash items attributable to equity accounted investments(5)					(36)	(15)	(51)
Net income (loss)					$48	$155	$203
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $10,878 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $47 million represents the partnership's economic ownership interest in gains primarily related to the disposition of public securities.
(4)The sum of these amounts equates to other income (expense), net of $116 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $62 million includes $13 million of realized net revaluation gains, $50 million of other income related to a distribution at our entertainment operation and $1 million of other expenses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $5 million includes $38 million of unrealized net revaluation gains, $13 million of transaction costs, $5 million of business separation expenses, stand-up costs and restructuring charges, and $15 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss) of $23 million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the three months ended March 31, 2024, depreciation and amortization expense by segment is as follows: business services $254 million, infrastructure services $212 million, industrials $342 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023

	Three Months Ended March 31, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,210	$812	$1,153	$—	$4,175	$9,583	$13,758
Direct operating costs (2)	(1,967)	(586)	(912)	(8)	(3,473)	(8,093)	(11,566)
General and administrative expenses	(45)	(43)	(37)	(26)	(151)	(250)	(401)
Gain (loss) on acquisitions / dispositions, net (3)	67	6	—	—	73	8	81
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	6	—	64	—	70	124	194
Other income (expense), net (5)	—	—	1	—	1	2	3
Interest income (expense), net	(61)	(103)	(97)	(31)	(292)	(573)	(865)
Current income tax (expense) recovery	(8)	(24)	(20)	7	(45)	(81)	(126)
Preferred equity distributions	—	—	—	(22)	(22)	22	—
Equity accounted Adjusted EFO (6)	11	24	10	—	45	36	81
Adjusted EFO	213	86	162	(80)	381
Depreciation and amortization expense (2)(7)					(292)	(608)	(900)
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(70)	(124)	(194)
Other income (expense), net (5)					67	59	126
Deferred income tax (expense) recovery					25	43	68
Non-cash items attributable to equity accounted investments(6)					(37)	(19)	(56)
Net income (loss)					$74	$129	$203
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $12,466 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $73 million represents the partnership’s economic ownership interest of gains on dispositions relating to $67 million from the disposition of the partnership’s residential property management operations and $6 million from the disposition of the partnership’s nuclear technology services operations’ power delivery business.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $70 million represents the partnership’s economic ownership interest of gains on disposition of the partnership’s public securities.
(5)The sum of these amounts equates to other income (expense), net of $129 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $67 million includes $104 million of net gains on debt modification and extinguishment, $15 million of business separation expenses, stand-up costs and restructuring charges, $10 million of transaction costs and $12 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss) of $25 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended March 31, 2023, depreciation and amortization expense by segment is as follows: business services $253 million, infrastructure services $303 million, industrials $344 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s assets by reportable operating segment as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	As at March 31, 2024	As at December 31, 2023
Business services	$37,269	$38,066
Infrastructure services	17,151	17,180
Industrials	26,731	26,822
Corporate and other	264	317
Total	$81,415	$82,385
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Net interest paid (received)	$609	$461
Net income taxes paid (received)	277	81
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Accounts receivable	$(636)	$(448)
Inventory	14	75
Prepayments and other	(10)	(141)
Accounts payable and other	274	27
Changes in non-cash working capital, net	$(358)	$(487)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2024	$385	$479	$1,070	$1,934
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(94)	(94)
Change in risk adjustment recognized for the risk expired	—	(17)	—	(17)
Experience adjustments	3	—	—	3
Changes that relate to future service:
Contracts initially recognized in the period	(55)	18	37	—
Changes in estimates that adjust the contractual service margin	10	(1)	(9)	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(3)	—	—	(3)
Insurance finance income/(expenses)	—	1	7	8
Foreign currency translation	(8)	(10)	(23)	(41)
	(53)	(9)	(82)	(144)

Cash flows:
Premiums received	82	—	—	82
Claims and other insurance service expenses paid	(10)	—	—	(10)
Insurance acquisition cash flows	(13)	—	—	(13)
Insurance liabilities, as at March 31, 2024	$391	$470	$988	$1,849

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2024 and December 31, 2023 and
for the three months ended March 31, 2024 and 2023

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2023	$352	$585	$965	$1,902
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(73)	(73)
Change in risk adjustment recognized for the risk expired	—	(20)	—	(20)
Experience adjustments	(7)	—	—	(7)
Changes that relate to future service:
Contracts initially recognized in the period	(47)	16	31	—
Changes in estimates that adjust the contractual service margin	47	(47)	—	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	4	—	—	4
Insurance finance income/(expenses)	(5)	6	5	6
Foreign currency translation	1	1	2	4
	(7)	(44)	(35)	(86)
Cash flows:
Premiums received	69	—	—	69
Claims and other insurance service expenses paid	(16)	—	—	(16)
Insurance acquisition cash flows	(12)	—	—	(12)
Insurance liabilities, as at March 31, 2023	$386	$541	$930	$1,857
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On May 2, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on June 28, 2024 to unitholders of record as at the close of business on May 31, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at March 31, 2024 and December 31, 2023, and results of operations for the three months ended March 31, 2024 and 2023. The information in this MD&A should be read in conjunction with the interim financial statements as at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of May 6, 2024. Additional information relating to the partnership can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•changes to our credit ratings;
•technological change;
•the ability to obtain insurance for our business operations;
1

•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•our group does not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•our reliance on computerized business systems, which could expose us to cyber-attacks;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of our units may be volatile;
•we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over us;
•the lack of an obligation of Brookfield to source acquisition opportunities to us;
•the departure of some or all of Brookfield’s professionals;
•control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent;
•Brookfield may increase its ownership in our company;
•our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders;
•conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•the BBU General Partner may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree Capital Group, LLC, together with its affiliates;
•our company is a holding entity that relies on its subsidiaries to provide us with the funds necessary to our financial obligations;
2

•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•our company may become regulated as an investment company under the Investment Company Act;
•the inability of unitholders to vote on or otherwise take part in the management of the partnership;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the LP Units or BBUC exchangeable shares;
•limits on unitholders’ ability to obtain favorable judicial forum for disputes related to the partnership or to enforce judgements against us;
•changes in tax law and practice; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2023 (our “2023 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2023 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions, and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward-looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
3

Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the partnership, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023, except for the adoption of new accounting policies described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of Brookfield Business Partners L.P. and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by the public and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (the “Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, the United Kingdom, Europe. Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our residential mortgage insurer, dealer software and technology services operation, healthcare services, construction operation, non-bank financial services operation, road fuels operation, fleet management and car rental services, payment processing services operation, entertainment operation and other operations.
ii.Our infrastructure services segment includes our offshore oil services, lottery services operation, modular building leasing services and work access services.
iii.Our industrials segment includes our advanced energy storage operation, engineered components manufacturing operation, water and wastewater operation and other operations.
iv.Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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The tables below provide a breakdown of total assets of $81.4 billion as at March 31, 2024 and revenues of $12.0 billion for the three months ended March 31, 2024 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2024	March 31, 2024
Business services	$37,269	$7,462
Infrastructure services	17,151	886
Industrials	26,731	3,667
Corporate and other	264	—
Total	$81,415	$12,015

Regions	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2024	March 31, 2024
United Kingdom	$5,091	$4,536
United States of America	23,501	2,111
Europe	14,905	1,814
Australia	12,387	1,193
Canada	7,934	633
Brazil	9,312	690
Mexico	3,090	319
Other	5,195	719
Total	$81,415	$12,015
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operation, (vi) road fuels operation, (vii) fleet management and car rental services, (viii) payment processing services operation, (ix) entertainment operation and (x) other operations.
Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services operation
Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and OEMs across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.
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The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of SaaS and mobile-centric solutions that are highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
Healthcare services
Our healthcare services in Australia is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 38 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.
Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operation can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 116,000 vehicles.
Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending and affordable housing. We cater to over 133,000 customers and help them buy their first home, secure commercial vehicle financing. With a pan-India distribution network of more than 515 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country.
Our Australian asset manager and lender provides credit and investment solutions to over 28,000 borrowers and nearly 100,000 investors. The business plays an important role in providing fixed-income investment solutions to Australians approaching retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-medium sized business owners and recent immigrants.
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Road fuels operation
Our road fuels operation is a globally integrated platform with leading renewable and retail operations, enabled by an infrastructure-backed supply footprint and operating platform. It is one of Europe’s largest renewable fuel producers, with an extensive retail network predominantly anchored by grocery retail and critical infrastructure with long-term recurring customer volumes, combined with a flexible, global supply chain. The business has a presence in the United Kingdom, Canada, Ireland and the United States. As described below under “Developments in Our Business”, we have recently agreed to sell our road fuels operation.
Payment processing services operation
Our payment processing services operation is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
On June 9, 2023, we reached an agreement together with institutional partners to acquire Network International Holdings Plc (“Network”) for approximately $3 billion. The transaction will be funded with approximately $1.9 billion of equity, of which we expect our share to be approximately $150 million and the balance funded by institutional partners. Network is a leading enabler of digital commerce across the Middle East and Africa, providing a full suite of technology-enabled payment processing services to merchants and financial institutions. The transaction is expected to close in the second half of 2024, subject to regulatory approvals.
Entertainment operation
Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Other
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. We have joint control over the business and have accounted for our investment as an equity accounted investment.
We hold a convertible preferred security investment in Nielsen, a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 160,000 property appraisals per year.
On March 31, 2024, we completed the sale of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which we have an equity accounted investment. As consideration, we received limited partnership units in the Bridgemarq public entity which increased our ownership interest in Bridgemarq from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Our infrastructure services segment includes our (i) offshore oil services, (ii) lottery services operation, (iii) modular building leasing services and (iv) work access services.
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Offshore oil services
Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (“FPSO”), and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom), Brazil and Canada.
As a fee-based business focused on critical services, our offshore oil services has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
On February 29, 2024, our offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, and (ii) sale and ongoing maintenance of hardware products and technology.
Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 330,000 modular units across 23 countries, our operations service more than 52,000 customers through an established network of approximately 180 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Work access services
Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in more than 26 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired five businesses, including a multi-craft services provider, a German scaffolding services provider, a residential work access provider, a specialty industrial coating contractor and a cathodic protection provider. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation and (iv) other industrials operations.
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 17,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
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The batteries manufactured by our advanced energy storage operation power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
The evolution towards battery electric vehicles is driving demand for more advanced batteries and opportunities for our advanced energy storage operation. We are working hand-in-hand with most global OEMs to design and integrate our advanced battery technologies into their platforms, including electric vehicle platforms. We are also working with several manufacturers on their next generation electric vehicle platforms and have been sourced for over 150 electric vehicle platforms.
Our advanced energy storage operation distributes products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 85,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater operation
Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public-private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Other
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operation is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas production operation produces approximately 40,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 23 quarries, the company produces and supplies premium slate roofing tiles globally to support the non-discretionary renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Our aggregate production operation comprise the operation and development of a limestone mine located in Alberta, Canada. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, and other critical infrastructure. As described below under “Developments in Our Business”, we have recently agreed to sell our aggregate production operation.
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Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Recent Developments in Our Business
Below are key developments in our business since December 31, 2023:
We reached an agreement to sell our Canadian aggregates production operation and our road fuels operation. These transactions are expected to close in the third quarter of 2024, subject to customary closing conditions and regulatory approvals.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Since the start of the year, we have generated approximately $300 million of net proceeds at our share from capital recycling initiatives, including agreements to sell two smaller businesses. Operationally, our business has had a good start to the year. Performance in our operations remained resilient and global inflationary pressures are starting to ease.
Business services
Performance at our dealer software and technology services operation continues to be strong, driven by higher levels of recurring revenue and progress achieved on our operational improvement plans. The business recently launched a suite of packaged software applications which is gaining traction with customers and supporting higher levels of new bookings.
Our residential mortgage insurer continues to perform well. Canadian home prices have been resilient and unemployment levels continue to trend near historic lows, both of which have contributed to relatively low levels of mortgage delinquencies and therefore, any losses in our business. While borrowers continue to adjust to the impact of higher mortgage rates, new insurance premiums written during the quarter increased compared to last year and the sales-to-new listing ratio, a key indicator of housing market supply and demand, is trending toward a seller’s market. The business continues to generate strong levels of cash flow and we believe it is positioned well to manage the impact of higher expected losses over time.
We are progressing plans to address the continued underperformance of our Australian healthcare services operation. High labor and consumable costs, a changing mix of patient activity at our hospitals and capped reimbursement rates are industry wide challenges impacting both our operation as well as the broader Australian private hospital sector. We are in the early stages of engaging with key stakeholders to address these challenges with the goal of strengthening the long-term positioning of the business.
Infrastructure services
Our lottery services operation is tracking in line with our expectations. Inflationary pressures impacting performance have subsided and both cost and supply chain optimization initiatives are supporting performance. During the quarter, the business rolled out a new digital lottery service offering in the United Kingdom and is progressing other key commercial opportunities focused on new contract wins as well as expanding the services it provides existing customers.
Performance at our work access services continues to improve. The business continues to focus on securing new commercial wins and pursuing opportunities to increase its presence in faster-growing market segments. Subsequent to quarter end, the business completed the repricing of a $1.3 billion loan. Strong demand enabled us to upsize the offering by $150 million and reduce the interest rate spread on the debt by 100 basis points.
Industrials
Our advanced energy storage operation is performing well driven by growing demand for higher margin advanced batteries, global commercial actions and cost optimization initiatives. The rapid deleveraging and cash generation within the business provides us with various options from which we can generate proceeds.
Our engineered components manufacturing operation is progressing initiatives to offset the impact of reduced volumes, primarily in its North American operations. Performance is benefiting from the business’ variable cost structure and diversified end market exposure given volumes outside of North America have been more resilient.
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Performance in our Brazilian water and wastewater operation is benefiting from the ongoing growth of its service network and higher billing rates while the business nears the end of another round of cost and commercial optimization initiatives aimed at enhancing margins and cash flows. Interest rates in Brazil have declined 300 basis points from peak levels last year and are expected to end the year lower. This should create a more constructive capital market environment and support increased transaction and equity markets activity.
Our largest operations are global providers of essential products and services that have proven to be resilient and able to navigate challenging operating environments. Looking forward, we continue to focus on accelerating initiatives to surface value within our operations and completing business sales. During the quarter and subsequent to quarter-end, we completed the sale of several of our smaller investments. In our business services segment, we completed a previously announced sale of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services and brokerage business. In exchange, we took back limited partnership units in the public entity which increased our ownership from 28% to approximately 42%. In addition, during the quarter, our road fuels distribution operation reached an agreement to sell its United Kingdom and European assets. The transaction is expected to close in the third quarter of 2024, subject to customary closing conditions and regulatory approval. In our industrials segment, we reached an agreement to sell our Canadian aggregates production operation. The sale is expected to close in the third quarter of 2024, subject to customary closing conditions and regulatory approval.
Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three months ended March 31, 2024 and 2023. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	2024	2023
Revenues	$12,015	$13,758
Direct operating costs	(10,878)	(12,466)
General and administrative expenses	(317)	(401)
Interest income (expense), net	(796)	(865)
Equity accounted income (loss)	23	25
Impairment reversal (expense), net	10	—
Gain (loss) on acquisitions/dispositions, net	15	81
Other income (expense), net	116	129
Income (loss) before income tax	188	261
Income tax (expense) recovery
Current	(90)	(126)
Deferred	105	68
Net income (loss)	$203	$203
Attributable to:
Limited partners	$17	$25
Non-controlling interests attributable to:
Redemption-exchange units	15	24
Special limited partner	—	—
BBUC exchangeable shares	16	25
Preferred securities	13	22
Interest of others in operating subsidiaries	142	107
	$203	$203
Basic and diluted earnings (loss) per limited partner unit (1)	$0.23	$0.34
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(1)Average number of LP Units outstanding for the three months ended March 31, 2024 was 74.3 million (March 31, 2023: 74.6 million).
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Comparison of the three months ended March 31, 2024 and 2023
For the three months ended March 31, 2024, net income was $203 million, with $48 million of net income attributable to Unitholders ($0.23 per LP Unit). For the three months ended March 31, 2023, net income was $203 million, with $74 million of net income attributable to Unitholders ($0.34 per LP Unit).
Revenues
For the three months ended March 31, 2024, revenues decreased by $1,743 million to $12,015 million, compared to $13,758 million for the three months ended March 31, 2023. Revenues from our business services segment decreased by $476 million, primarily due to the disposition of our North American gas station assets within our road fuels operation, combined with the partial disposition of our technology services operation and lower prices at our road fuels operation. Included in the revenues and direct operating costs at our road fuels operation is duty payable to the government of the United Kingdom of $1,987 million (March 31, 2023: $1,884 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment decreased by $1,125 million, primarily due to the disposition of our nuclear technology services operation in November 2023. Revenues from our industrials segment decreased by $142 million primarily due to dispositions completed in the prior year, combined with lower volumes at our engineered components manufacturing operation due to market softness. The decrease was partially offset by an increase in revenues from our advanced energy storage operation due to strong performance during the quarter reflecting growth in overall battery volumes driven by continued growing demand for higher margin advanced batteries in the aftermarket channel.
Direct operating costs
For the three months ended March 31, 2024, direct operating costs decreased by $1,588 million to $10,878 million, compared to $12,466 million for the three months ended March 31, 2023. The decrease was primarily due to the disposition of our nuclear technology services operation which reduced direct operating costs by $935 million, combined with the impact of other business dispositions completed in prior year and lower inventory costs at our road fuels operation. The decrease was partially offset by an increase in contributions from our advanced energy storage operation due to higher battery volumes from a growing demand for advanced batteries. As noted above, included in the revenues and direct operating costs at our road fuels operation is duty payable to the government of the United Kingdom, which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
General and administrative expenses
For the three months ended March 31, 2024, general and administrative expenses decreased by $84 million to $317 million, compared to $401 million for the three months ended March 31, 2023. The decrease was primarily due to the disposition of our nuclear technology services in November 2023, combined with other dispositions completed in the prior year.
Interest income (expense), net
For the three months ended March 31, 2024, interest expense decreased by $69 million to $796 million, compared to $865 million for the three months ended March 31, 2023. The decrease in net interest expense was primarily due to reduced borrowings in our operations from dispositions completed in the prior year.
Gain (loss) on acquisitions/dispositions, net
For the three months ended March 31, 2024, net gain (loss) on acquisitions/dispositions was $15 million. This related to the gain recognized from the disposition of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business.
For the three months ended March 31, 2023, net gain (loss) on acquisitions/dispositions was $81 million. The net gain consists of a $67 million gain on the disposition of our residential property management operation and a $14 million gain on the disposition of the power delivery business within our nuclear technology services operation that we subsequently sold in November 2023.
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Other income (expense), net
For the three months ended March 31, 2024, net other income decreased by $13 million to $116 million, compared to net other income of $129 million for the three months ended March 31, 2023. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended March 31, 2024, the components of other income (expense), net include $158 million of net revaluation gains, $50 million of other income related to a distribution at our entertainment operation, $21 million of transaction costs, $19 million of business separation expenses, stand-up costs and restructuring charges, and $52 million of other expenses. For the three months ended March 31, 2023, the components of other income (expense), net include $234 million of net gains on debt modification and extinguishment, $47 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs and $37 million of other expenses.
Income tax (expense) recovery
For the three months ended March 31, 2024, current income tax expense decreased by $36 million to $90 million, compared to $126 million for the three months ended March 31, 2023. The decrease in current income tax expense is primarily due to the increased utilization of historical tax losses at our advanced energy storage operation and lower income tax expense in our operations due to dispositions completed in the prior year. The decrease was partially offset by increased net taxable income due to lower tax attributes available within our dealer software and technology services operation and our residential mortgage insurer in the current quarter. Deferred income tax recovery increased by $37 million to $105 million, compared to $68 million for the three months ended March 31, 2023. The increase in deferred income tax recovery is primarily due to the recognition of tax attributes generated within our dealer software and technology services operation.
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Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2024	2023				2022
(US$ MILLIONS, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$12,015	$13,405	$14,399	$13,506	$13,758	$14,640	$14,711	$14,607
Direct operating costs	(10,878)	(12,209)	(13,016)	(12,330)	(12,466)	(13,292)	(13,549)	(13,678)
General and administrative expenses	(317)	(336)	(403)	(398)	(401)	(395)	(361)	(306)
Interest income (expense), net	(796)	(858)	(941)	(932)	(865)	(805)	(717)	(556)
Equity accounted income (loss)	23	48	31	28	25	36	38	41
Impairment reversal (expense), net	10	(780)	(44)	(7)	—	(49)	(20)	78
Gain (loss) on acquisitions/dispositions, net	15	4,477	41	87	81	17	11	—
Other income (expense), net	116	(344)	(101)	138	129	(127)	(214)	(218)
Income (loss) before income tax	188	3,403	(34)	92	261	25	(101)	(32)
Income tax (expense) recovery
Current	(90)	(171)	(211)	(267)	(126)	(172)	(132)	(75)
Deferred	105	252	294	216	68	182	168	387
Net income (loss)	$203	$3,484	$49	$41	$203	$35	$(65)	$280
Attributable to:
Limited partners	$17	$488	$(15)	$(16)	$25	$(5)	$(14)	$47
Non-controlling interests attributable to:
Redemption-exchange units	15	457	(14)	(16)	24	(4)	(13)	44
Special limited partner	—	—	—	—	—	—	—	—
BBUC exchangeable shares	16	478	(15)	(16)	25	(5)	(14)	46
Preferred securities	13	17	22	22	22	22	5	—
Interest of others in operating subsidiaries	142	2,044	71	67	107	27	(29)	143
	$203	$3,484	$49	$41	$203	$35	$(65)	$280
Basic and diluted earnings (loss) per limited partner unit (1)	$0.23	$6.57	$(0.20)	$(0.22)	$0.34	$(0.06)	$(0.18)	$0.62
____________________________________
(1)Average number of LP Units outstanding for the three months ended March 31, 2024 was 74.3 million (March 31, 2023: 74.6 million).
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our advanced energy storage operation, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operation, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operation is impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
14

Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at March 31, 2024 and December 31, 2023:

			Change
(US$ MILLIONS)	March 31, 2024	December 31, 2023	March 31, 2024 vs December 31, 2023
Assets
Cash and cash equivalents	$3,148	$3,252	$(104)
Financial assets	13,138	13,176	(38)
Accounts and other receivable, net	6,915	6,563	352
Inventory and other assets	5,187	5,321	(134)
Property, plant and equipment	15,406	15,724	(318)
Deferred income tax assets	1,216	1,220	(4)
Intangible assets	20,302	20,846	(544)
Equity accounted investments	2,143	2,154	(11)
Goodwill	13,960	14,129	(169)
	$81,415	$82,385	$(970)
Liabilities and Equity
Liabilities
Accounts payable and other	$18,046	$18,378	$(332)
Corporate borrowings	1,870	1,440	430
Non-recourse borrowings in subsidiaries of the partnership	40,013	40,809	(796)
Deferred income tax liabilities	3,086	3,226	(140)
	$63,015	$63,853	$(838)
Equity
Limited partners	$1,887	$1,909	$(22)
Non-controlling interests attributable to:
Redemption-exchange units	1,771	1,792	(21)
Special limited partner	—	—	—
BBUC exchangeable shares	1,853	1,875	(22)
Preferred securities	740	740	—
Interest of others in operating subsidiaries	12,149	12,216	(67)
	18,400	18,532	(132)
	$81,415	$82,385	$(970)
Financial assets
Financial assets decreased by $38 million to $13,138 million as at March 31, 2024, compared to $13,176 million as at December 31, 2023. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets.
The following table presents financial assets by segment as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2024	$12,539	$228	$367	$4	$13,138
December 31, 2023	$12,617	$159	$399	$1	$13,176
15

Accounts receivable, net
Accounts receivable, net increased by $352 million to $6,915 million as at March 31, 2024, compared to $6,563 million as at December 31, 2023. The increase was primarily due to timing of billed receivables in our construction operation and our road fuels operation, combined with higher accounts receivable in our offshore oil services.
Inventory and other assets
Inventory and other assets decreased by $134 million to $5,187 million as at March 31, 2024, compared to $5,321 million as at December 31, 2023. The decrease was primarily due to lower inventory costs at our road fuels operation.
Property, plant & equipment and intangible assets
PP&E decreased by $318 million to $15,406 million as at March 31, 2024, compared to $15,724 million as at December 31, 2023. The decrease was due to regular depreciation expense of $414 million, dispositions of $372 million, and the impact of foreign exchange movements of $308 million. These factors were partially offset by additions to PP&E of $776 million primarily due to growth capital expenditures. As at March 31, 2024, PP&E included $1,222 million of right-of-use assets (December 31, 2023: $1,296 million).
Intangible assets decreased by $544 million to $20,302 million as at March 31, 2024, compared to $20,846 million as at December 31, 2023. The decrease was primarily due to regular amortization expense of $394 million, combined with the impact of foreign exchange movements of $249 million, partially offset by net additions of $99 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services operation which are contractually reimbursed by our customer and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the three months ended March 31, 2024 were $169 million and $454 million, respectively (March 31, 2023: $164 million and $475 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operation presented as cash used in operating activities.
Equity Accounted Investments
Equity accounted investments decreased by $11 million to $2,143 million as at March 31, 2024, compared to $2,154 million as at December 31, 2023. The decrease was primarily due to distributions recorded on equity accounted investments in our business services segment and infrastructure services segment, partially offset by additions to equity accounted investments in our business services segment.
Goodwill
Goodwill decreased by $169 million to $13,960 million as at March 31, 2024, compared to $14,129 million as at December 31, 2023. The decrease was primarily due to the impact of foreign exchange movements within our operations.
Accounts payable and other
Accounts payable and other decreased by $332 million to $18,046 million as at March 31, 2024, compared to $18,378 million as at December 31, 2023. The decrease was primarily due to lower liabilities at our residential mortgage insurer, payment processing services operation, and our road fuels operation. These factors were partially offset by higher deferred revenues at offshore oil services.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
16

Deferred Income Tax Liabilities
Deferred income tax liabilities decreased by $140 million to $3,086 million as at March 31, 2024, compared to $3,226 million as at December 31, 2023. The decrease was primarily due to an increase in tax attributes within our dealer software and technology services operation and our engineered components manufacturing operation, combined with reductions to the deferred tax liabilities within our modular building leasing services and our advanced energy storage operation.
Equity attributable to Unitholders
As at March 31, 2024, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2023 Annual Report.
The 2024 Canadian federal budget included potential changes to the tax rules relating to mutual fund corporations including BBUC. We are aware of the potential changes and are continuing to consider them, but we currently do not expect them to materially impact our business or holders of BBUC exchangeable shares.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., and Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2023 Annual Report.
During the first quarter of 2024, the volume-weighted average price was $21.53 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
During the three months ended March 31, 2024, the partnership did not repurchase any of its LP Units (March 31, 2023: nil LP Units).
During the three months ended March 31, 2024, Brookfield Corporation did not purchase any LP Units under our NCIB (March 31, 2023: 374,533 LP Units).
On August 15, 2023, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2023, or 3,730,658 LP Units, including up to 14,522 LP Units on the TSX during any trading day.
On August 15, 2023, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for its BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of its issued and outstanding BBUC exchangeable shares as at August 8, 2023 or 3,647,745 shares, including up to 7,702 shares on the TSX during any trading day.
As at March 31, 2024 and December 31, 2023, the total number of Units outstanding are as follows:

UNITS	March 31, 2024	December 31, 2023
GP Units	4	4
LP Units	74,281,764	74,281,763
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,954,449	72,954,450
Special LP Units	4	4
17

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
18

The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Net income (loss)	$203	$203

Net income (loss) attributable to Limited partners	$17	$25
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	15	24
Net income (loss) attributable to BBUC exchangeable shares	16	25
Net income (loss) attributable to Unitholders	$48	$74

Adjusted EBITDA	$544	$622
The following table presents Adjusted EFO per segment for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Business services	$168	$213
Infrastructure services	72	86
Industrials	180	162
Corporate and other	(89)	(80)
Comparison of the three months ended March 31, 2024 and 2023
Net income attributable to Unitholders for the three months ended March 31, 2024 was $48 million, representing a decrease of $26 million compared to net income attributable to Unitholders of $74 million for the three months ended March 31, 2023.
Adjusted EBITDA for the three months ended March 31, 2024 was $544 million, representing a decrease of $78 million compared to $622 million for the three months ended March 31, 2023. Prior period results included contribution from our nuclear technology services operation which was sold in November 2023.
19

Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Adjusted EFO	$168	$213

Adjusted EBITDA	$205	$212
The following table presents equity attributable to Unitholders for our business services segment as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Total assets	$37,269	$38,066
Total liabilities	28,148	29,435

Interests of others in operating subsidiaries	5,241	5,213
Equity attributable to Unitholders	3,880	3,418
Total equity	$9,121	$8,631
Comparison of the three months ended March 31, 2024 and 2023
Adjusted EFO in our business services segment for the three months ended March 31, 2024 was $168 million, representing a decrease of $45 million, compared to $213 million for the three months ended March 31, 2023. The decrease in Adjusted EFO was primarily due to higher current income tax expense from our residential mortgage insurer and dealer software and technology services, combined with higher interest expense. Adjusted EFO in the current period included $50 million of other income related to a distribution from our entertainment operation. Adjusted EFO in the prior period included a $67 million net gain recognized on the disposition of our residential property management operation.
Adjusted EBITDA in our business services segment for the three months ended March 31, 2024 was $205 million, representing a decrease of $7 million compared to $212 million for the three months ended March 31, 2023. Increased contribution from our dealer software and technology services operation and residential mortgage insurer was offset by reduced performance at our construction operation and our healthcare services operation which continues to operate in a challenging environment.
Our residential mortgage insurer contributed $55 million to Adjusted EBITDA for the three months ended March 31, 2024, compared to $47 million for the three months ended March 31, 2023. Performance benefited from higher recognition of insurance revenue during the quarter driven by favorable economic assumptions including resilient home prices and low levels of unemployment. Losses on claims increased compared to prior period but remain below historical average levels. The business continues to generate strong levels of cash flow and is prepared to manage the impact of higher expected losses through the balance of the year. Our dealer software and technology services operation contributed $63 million of Adjusted EBITDA for the three months ended March 31, 2024 compared to $49 million for the three months ended March 31, 2023. Strong business performance was driven by higher levels of recurring revenue and progress achieved on our value creation plans which contributed to increased margin performance. Results also reflect the impact of our higher ownership compared to the prior period, partially offset by lost contribution from the sale of a non-core division servicing the heavy equipment sector in May 2023. Our healthcare services contributed $9 million to Adjusted EBITDA for the three months ended March 31, 2024 compared to $14 million for the three months ended March 31, 2023. Lower hospital admissions, the mix of patient activity and higher overall costs continue to impact results. Results at our construction operation included increased costs on a project in Australia nearing completion which contributed to the overall decrease in segment Adjusted EBITDA compared to the prior period.
20

Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Adjusted EFO	$72	$86

Adjusted EBITDA	$143	$225
The following table presents equity attributable to Unitholders for our infrastructure services segment as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Total assets	$17,151	$17,180
Total liabilities	10,964	10,874

Interests of others in operating subsidiaries	2,698	2,772
Equity attributable to Unitholders	3,489	3,534
Total equity	$6,187	$6,306
Comparison of the three months ended March 31, 2024 and 2023
Adjusted EFO in our infrastructure services segment for the three months ended March 31, 2024 was $72 million, representing a decrease of $14 million compared to $86 million for the three months ended March 31, 2023. The decrease was primarily because prior period results included contribution from our nuclear technology services operation that was sold in November 2023.
Adjusted EBITDA in our infrastructure services segment for the three months ended March 31, 2024 was $143 million, compared to $225 million during the same period in 2023 which included contribution from our nuclear technology services operation that was sold in November 2023. Current period results benefited from improved performance at our work access services offset by reduced contribution from offshore oil services.
Our offshore oil services operation contributed $49 million to Adjusted EBITDA for the three months ended March 31, 2024 compared to $56 million for the three months ended March 31, 2023. Performance was impacted by reduced contribution from shuttle tanker operations due to lower fleet utilization. Our modular building leasing services contributed $37 million to Adjusted EBITDA for the three months ended March 31, 2024 in line with the three months ended March 31, 2023. Resilient units on rent in Asia Pacific, ongoing penetration of value added products and services and optimization initiatives are offsetting weakness in United Kingdom construction related end markets. Our lottery services operation contributed $33 million to Adjusted EBITDA for the three months ended March 31, 2024 compared to $34 million for the three months ended March 31, 2023. Results benefited from higher margin instant games sales, offset by timing of hardware deliveries. Inflationary pressures have eased and the ongoing benefits of cost and supply chain optimization initiatives are contributing to performance. Results reflect the impact of our decreased ownership interest compared to the prior period.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Adjusted EFO	$180	$162

Adjusted EBITDA	$228	$219
21

The following table presents equity attributable to Unitholders for our industrials segment as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Total assets	$26,731	$26,822
Total liabilities	20,383	20,436

Interests of others in operating subsidiaries	4,210	4,231
Equity attributable to Unitholders	2,138	2,155
Total equity	$6,348	$6,386
Comparison of the three months ended March 31, 2024 and 2023
Adjusted EFO in our industrials segment for the three months ended March 31, 2024 was $180 million, representing an increase of $18 million compared to $162 million for the three months ended March 31, 2023. The increase in Adjusted EFO was primarily due to lower current income tax expense as a result of the utilization of historical tax losses in our advanced energy storage operation, combined with higher segment Adjusted EBITDA. Adjusted EFO in the current period included a $47 million net gain primarily related to the disposition of public securities. Adjusted EFO in the prior period included a $64 million net gain recognized on disposition of public securities.
Adjusted EBITDA in our industrials segment for the three months ended March 31, 2024 was $228 million, representing an increase of $9 million compared to $219 million for the three months ended March 31, 2023. Strong performance at our advanced energy storage operation was partially offset by reduced contribution from engineered components manufacturing.
Our advanced energy storage operation contributed $159 million to Adjusted EBITDA for the three months ended March 31, 2024 compared to $129 million for the three months ended March 31, 2023. Strong performance was driven by increased overall volumes, notably reflecting the continued growing demand of higher margin advanced batteries in the aftermarket channel. Commercial execution and progress achieved on business optimization initiatives also contributed to results during the quarter. The ongoing growth of EBITDA and strong cash generation are contributing to the continued deleveraging of the business. Our engineered components manufacturing operation contributed $33 million to Adjusted EBITDA for the three months ended March 31, 2024 compared to $44 million for the three months ended March 31, 2023. Lower volumes primarily in North America driven by market softness impacted performance during the quarter. Accelerated cost actions to mitigate the impact of lower volumes are supporting profitability.
Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Adjusted EFO	$(89)	$(80)

Adjusted EBITDA	$(32)	$(34)
22

The following table presents equity attributable to Unitholders for our corporate and other segment as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Total assets	$264	$317
Total liabilities	3,520	3,108

Equity attributable to preferred securities	740	740
Equity attributable to Unitholders	(3,996)	(3,531)
Total equity	$(3,256)	$(2,791)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total market capitalization, plus debt with recourse, net of cash and other securities held by corporate entities. The management fee for the three months ended March 31, 2024 was $23 million, in line with prior period. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period included lower distributions on preferred equity securities due to the redemption of preferred equity securities held by Brookfield Corporation during the fourth quarter of 2023.
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
23

Adjusted EBITDA Reconciliation
The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2024:

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$240	$(65)	$98	$(70)	$203

Add or subtract the following:
Depreciation and amortization expense	254	212	342	—	808
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on acquisitions/dispositions, net	(15)	—	—	—	(15)
Other income (expense), net (1)	(140)	(18)	32	10	(116)
Income tax (expense) recovery	24	(3)	(27)	(9)	(15)
Equity accounted income (loss)	(1)	(4)	(18)	—	(23)
Interest income (expense), net	252	180	327	37	796
Equity accounted Adjusted EBITDA (2)	17	39	16	—	72
Amounts attributable to non-controlling interests (3)	(422)	(186)	(548)	—	(1,156)
Adjusted EBITDA	$205	$143	$228	$(32)	$544
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $158 million of net revaluation gains, $50 million of other income related to a distribution at our entertainment operation, $21 million of transaction costs, $19 million of business separation expenses, stand-up costs and restructuring charges, and $52 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
24

The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2023:

	Three Months Ended March 31, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$176	$101	$(31)	$(43)	$203

Add back or deduct the following:
Depreciation and amortization expense	253	303	344	—	900
Gain (loss) on acquisitions/dispositions, net	(67)	(14)	—	—	(81)
Other income (expense), net (1)	29	(187)	28	1	(129)
Income tax (expense) recovery	39	7	35	(23)	58
Equity accounted income (loss)	(2)	(9)	(14)	—	(25)
Interest income (expense), net	241	260	333	31	865
Equity accounted Adjusted EBITDA (2)	14	42	15	—	71
Amounts attributable to non-controlling interests (3)	(471)	(278)	(491)	—	(1,240)
Adjusted EBITDA	$212	$225	$219	$(34)	$622
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $234 million of net gains on debt modification and extinguishment, $47 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs, and $37 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three months ended March 31, 2024 and 2023
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles at our modular building leasing services and our lottery services operation and the depreciation of vessels at our offshore oil services operation. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense decreased by $92 million to $808 million for the three months ended March 31, 2024 compared to $900 million for the three months ended March 31, 2023. The decrease was primarily due to the disposition of our nuclear technology services operation in November 2023.
Income tax (expense) recovery, net was a net income tax recovery of $15 million for the three months ended March 31, 2024 compared to an income tax expense of $58 million for the three months ended March 31, 2023. The increase in income tax recovery was primarily due to the utilization of historical tax losses at our advanced energy storage operation, combined with the recognition of deferred tax assets within our dealer software and technology services operation and lower income tax expense in our operations due to dispositions completed in the prior year, partially offset by higher taxable income within our dealer software and technology services operation and our residential mortgage insurer.
Interest expense, net decreased by $69 million to $796 million for the three months ended March 31, 2024 compared to $865 million for the three months ended March 31, 2023. The decrease was primarily due to dispositions completed in prior year.
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Amounts attributable to non-controlling interests decreased by $84 million to $1,156 million for the three months ended March 31, 2024 compared to $1,240 million for the three months ended March 31, 2023. The decrease in amounts attributable to non-controlling interests is primarily due to dispositions completed in the prior year.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Limited partners	$1,887	$1,909
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,771	1,792
Special LP Units	—	—
BBUC exchangeable shares	1,853	1,875
Equity attributable to Unitholders	$5,511	$5,576
The following table is a summary of our equity attributable to Unitholders by segment as at March 31, 2024 and December 31, 2023. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2024	$3,880	$3,489	$2,138	$(3,996)	$5,511
December 31, 2023	$3,418	$3,534	$2,155	$(3,531)	$5,576
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
March 31, 2024	$16,847	$8,711	$14,455	$40,013
December 31, 2023	$17,310	$8,977	$14,522	$40,809
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As at March 31, 2024, the partnership had non-recourse borrowings in subsidiaries of $40,013 million compared to $40,809 million as at December 31, 2023. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	March 31, 2024	December 31, 2023
Term loans	$18,662	$19,260
Notes and debentures	13,271	13,169
Credit facilities (1)	3,937	4,738
Securitization program (2)	3,247	2,705
Project financing	896	937
Total non-recourse borrowings in subsidiaries of the partnership	$40,013	$40,809
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $40,013 million as at March 31, 2024, compared to $40,809 million as at December 31, 2023. The decrease of $796 million was primarily due to scheduled debt repayments and repayment of borrowings made under subscription facilities of Brookfield-sponsored private equity funds, combined with debt repayments in our offshore oil services.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from less than one year to 57 years. The weighted average maturity as at March 31, 2024 was 6.2 years and the weighted average interest rate on debt outstanding was 7.8%, including the impact of hedges. Approximately 75% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations. As at March 31, 2024, we have $41,883 million in borrowings with an additional capacity of $9,859 million in undrawn credit facilities at the corporate and subsidiary level.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR (until CDOR is replaced with the applicable CORRA rate), BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2.3 billion with a maturity date of June 29, 2028, and the partnership had $430 million available as at March 31, 2024.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at March 31, 2024, the revolving acquisition credit facility remains undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on
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demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at March 31, 2024, the amount of the deposit from Brookfield was $nil (December 31, 2023: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2023: $nil).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at March 31, 2024, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million. For the three months ended March 31, 2024, distributions of $13 million have been declared on the perpetual preferred equity securities.
The table below outlines the partnership’s consolidated net debt-to-capitalization as at March 31, 2024 and December 31, 2023:

(US$ MILLIONS, except as noted)	March 31, 2024	December 31, 2023
Corporate borrowings	$1,870	$1,440
Non-recourse borrowings in subsidiaries of the partnership	40,013	40,809
Cash and cash equivalents	(3,148)	(3,252)
Net debt	$38,735	$38,997
Total equity	18,400	18,532
Total capital and net debt	$57,135	$57,529
Net debt-to-capitalization ratio	68%	68%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On May 2, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on June 28, 2024 to Unitholders of record as at the close of business on May 31, 2024.
During the first quarter of 2024, the volume-weighted average price was $21.53 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at March 31, 2024, we had cash and cash equivalents of $3,148 million, compared to $3,252 million as at December 31, 2023. The net cash flows for the three months ended March 31, 2024 and March 31, 2023 were as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2024	2023
Cash flows provided by (used in) operating activities	$344	$153
Cash flows provided by (used in) financing activities	201	149
Cash flows provided by (used in) investing activities	(581)	(151)
Impact of foreign exchange on cash	(68)	24
Change in cash and cash equivalents	$(104)	$175
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the three months ended March 31, 2024 was $344 million compared to cash provided by operating activities of $153 million for the three months ended March 31, 2023. The cash provided by operating activities during the three months ended March 31, 2024 was primarily attributable to the cash generated by our advanced energy storage operation and our offshore oil services, partially offset by cash used by our residential mortgage insurer, our construction operation and our fleet management and car rental services.
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Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $201 million for the three months ended March 31, 2024, compared to total cash flow provided by financing activities of $149 million for the three months ended March 31, 2023. During the three months ended March 31, 2024, our financing activities included net proceeds from corporate borrowings of $430 million, primarily due to draws on our corporate credit facilities related to recent acquisitions. This was partially offset by net repayments on non-recourse borrowings of $77 million, which comprised primarily repayments of subscription facilities of Brookfield-sponsored private equity funds, and distributions and capital paid to others who have interests in operating subsidiaries of $165 million, which was primarily related to proceeds primarily from the sale of our investments in public securities and dividend distributions from our residential mortgage insurer.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $581 million for the three months ended March 31, 2024, compared to total cash flow used in investing activities of $151 million for the three months ended March 31, 2023. Cash flows used in investing activities were driven by capital expenditures for property, plant and equipment of $611 million primarily at our offshore services operation, which is contractually reimbursed by our customer.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2024, the total outstanding amount was approximately $2.1 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of claims cannot be measured or is not probable at this time.
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Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at March 31, 2024:

	Payments as at March 31, 2024
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$42,597	$2,638	$2,843	$20,609	$16,507
Lease liabilities	1,686	258	276	496	656
Interest expense	14,401	2,767	2,535	5,969	3,130
Decommissioning liabilities	769	9	8	17	735
Pension obligations	406	34	35	106	231
Commitments for capital expenditure (1)	1,241	936	260	45	—
Total	$61,100	$6,642	$5,957	$27,242	$21,259
____________________________________
(1)Includes approximately $1.2 billion of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents a summary as at March 31, 2024 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,442	$786	$730	$384	$1,093	$176	$900
FX Contracts – US$	(307)	(102)	(523)	—	(51)	(96)	—
As at March 31, 2024, approximately 18% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
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For further reference on accounting policies, critical judgments and estimates, see our material accounting policy information contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.
Global minimum top-up tax
The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the quarter ended March 31, 2024. The Canadian legislation is not yet substantively enacted and if enacted in its current form, will be effective from January 1, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
Controls and procedures
No change in our internal control over financial reporting occurred during the quarter ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
New Accounting Policies Adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the partnership.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT MARCH 31, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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